Exhibit 23.1
CONSENT OF INDEPENDENT AUDITORS
We consent to the incorporation by reference in Registration Statement No. 333-136868 of Crown Crafts, Inc. on Form S-8 of our report dated January 18, 2008, relating to the statement of assets to be sold and liabilities to be transferred, and statement of revenues and direct expenses of the Baby Products Line of Springs Global US, Inc. as of and for the year ended December 30, 2006 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the purpose of preparation, and basis of presentation of these statements) appearing in this Current Report on Form 8-K of Crown Crafts, Inc. dated January 22, 2008.
/s/ Deloitte & Touche LLP
Charlotte, North Carolina
January 22, 2008